UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 16, 2018, Concordia International Corp. (“Concordia”) filed on the System for Electronic Document Analysis and Retrieval a copy of an amendment dated May 12, 2018, to the Subscription Agreement by and among Concordia International Corp., certain of its subsidiaries, including Concordia Healthcare (Canada) Limited, and the Private Placement Parties, dated May 1, 2018. In conjunction with this announcement Concordia is filing the following exhibits:

Exhibit 99.1
Amendment dated May 12, 2018 to the Subscription Agreement by and among Concordia International Corp., certain of its subsidiaries, including Concordia Healthcare (Canada) Limited, and the Private Placement Parties, dated May 1, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ David Price
	Name:	David Price
	Title:	Chief Financial Officer

Date: May 16, 2018

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1
Amendment dated May 12, 2018 to the Subscription Agreement by and among Concordia International Corp., certain of its subsidiaries, including Concordia Healthcare (Canada) Limited, and the Private Placement Parties, dated May 1, 2018